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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17f-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

--------------------------------------------------------------------------------
1.   Investment Company Act File Number:       Date  examination completed:

      811-21868                                 August 22, 2007

 -------------------------------------------------------------------------------
2.   State identification Number:

     AL          AK          AZ        AR            CA            CO
     CT          DE          DC        FL            GA            HI
     ID          IL          IN        IA            KS            KY
     LA          ME          MD        MA            MI            MN
     MS          MO          MT        NE            NV            NH
     NJ          NM          NY        NC            ND            OH
     OK          OR          PA        RI            SC            SD
     TN          TX          UT        VT            VA            WA
     WV          WI          WY        PUERTO RICO
     Other (specify):
--------------------------------------------------------------------------------
3.   Exact name of investment company as specified in registration statement:

     Surgeons Diversified Investment Fund
--------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):

     633 N. Clair Street
     Chicago, Illinois 60611
--------------------------------------------------------------------------------

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of the
Surgeons Diversified Investment Fund

We have examined management's assertion, included in the accompanying "Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940," that the Surgeons Diversified Investment Fund (the "Fund"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the Act) as of June 30, 2007. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2007, and with respect to agreement of security purchases and sales, for the period from March 31, 2007 (the date of our last examination) through June 30, 2007:

o Confirmation of all securities held by institutions in book entry form by the Depository Trust Company without prior notice to management;
o Confirmation of all securities hypothecated, pledged, placed in escrow or out for transfer with brokers, pledges and/or transfer agents;
o Reconciliation of all such securities to the books and records of the Fund and the Custodian, Northern Trust; and o Agreement of one security purchase and one security sale since our last examination from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Surgeons Diversified Investment Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2007, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees and management of the Surgeons Diversified Investment Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                           /s/ ERNST & YOUNG LLP

Cincinnati, Ohio
August 22, 2007

          | DIVERSIFIED
SURGEONS  | INVESTMENT
          | FUND




        MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS
                      OF THE INVESTMENT COMPANY ACT OF 1940

August 22, 2007

We, as members of management of the Surgeons Diversified Investment Fund (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We also are responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2007, and from March 31, 2007 (the date of our last examination) through June 30, 2007.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2007, and from March 31, 2007 (the date of our last examination) through June 30, 2007, with respect to securities reflected in the investment account of the Fund.

Surgeons Diversified Investment Fund



 /s. Mark. J. Seger
-----------------------------------------------------
Mark J. Seger
Treasurer










                    SERVING THE MEMBERSHIP OF THE         633 N. Saint Clair St.
[GRAPHIC OMITTED]   AMERICAN COLLEGE OF SURGEONS          Chicago, IL 60611
                                                          800.208.6070   Fax 312.202.5026
                                                          info@surgeonsfund.com
                                                          www.surgeonsfund.com

                                                          SURGEONS DIVERSIFIED INVESTMENT FUND IS DISTRIBUTED BY
                                                          ULTIMUS FUND DISTRIBUTORS, LLC